Mail Stop 4561

December 4, 2009

Mr. William J. Davis
Chief Financial Officer
Allscripts-Misys Healthcare Solutions, Inc.
222 Merchandise Mart Plaza, Suite 2024
Chicago, IL 60654

> **Re:** **Allscripts-Misys Healthcare Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed July 30, 2009**
> **Form 10-Q for the Fiscal Quarter Ended August 31, 2009**
> **Filed October 13, 2009**
> **Forms 8-K Filed July 20, 2009 and September 29, 2009**
> **File No. 000-32085**

Dear Mr. Davis:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended May 31, 2009

Item 1. Business

1. Please tell us what consideration you have given to disclosing the dollar amount of backlog orders as required by Item 101(c)(1)(viii) of Regulation S-K. We note that you disclosed in your fourth quarter earnings conference call that you had a

backlog of approximately $673 million, which appears to be a material portion of your revenues.

Item 1A. Risk Factors

General

2.   We note your disclosure in the definitive proxy statement filed on August 27, 2009 that you qualify as a "controlled company" under Rule 5615(c)(1) of the NASDAQ Marketplace Rules, which exempts you from certain corporate governance requirements. Please include a risk factor in future filings regarding your reliance on the controlled company exemption or tell us why you believe that a risk factor is not warranted.

Misys has the right to appoint a majority of our directors, page 23

3.   You state that pursuant to the Relationship Agreement, Misys has the right to nominate six of your ten directors, as well as the Chairman of the Board, and that Misys' rights to nominate a specific number of directors will continue so long as it owns "specified percentages" of your common stock. Please expand your risk factor to identify the "specified percentages" and discuss any material details of the provisions of the Relationship Agreement that would allow Misys to continue nominating directors.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 31

4.   Please consider expanding this section to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. This should include, but is not limited to, discussing economic or industry-wide factors relevant to you; providing further information about how you earn revenues and income and generate cash; and giving insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. For example, consider discussing how management is responding to any challenges that have resulted from the merger between Allscripts and Misys Healthcare Systems.

Results of Operations

Overview of Consolidated Results

Revenue, page 36

5.   In prior comment number 30 of our letter dated July 11, 2008 we noted that in the discussion of your results of operations, you refer to various factors that have impacted revenue without quantifying the impact of each factor. We continue to have these concerns in your current Form 10-K. For example, you disclose that the increase in revenue is "primarily" due to the revenue contributed by legacy Allscripts; however, you do not provide quantification of the impact of these legacy products. You also refer to several items that impacted legacy MHS revenue without providing quantitative information. Please tell to us how you considered Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Future Capital Requirements, page 48

6.   You state that the company's $125 million credit facility with JPMorgan Chase Bank is subject to certain financial covenants, including but not limited to, leverage and coverage ratios to be calculated on a quarterly basis. Please outline the terms of the material financial covenants in the credit agreement. Also, the exhibit list indicates that you are incorporating by reference the Amended and Restated Credit Agreement, dated February 10, 2009, filed as an exhibit to the Form 8-K on March 5, 2009. It appears that the Credit Agreement was filed as an exhibit to the Form 8-K on February 11, 2009. Please revise your exhibit list in future filings.

Financial Statements

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page 61

7.   Your disclosures indicate that vendor-specific objective evidence of fair value of maintenance and support is based on the contractual renewal rate. Please tell us how you determined such rates are substantive. In this regard, please provide the range of renewal rates and tell us what percentage of your customers actually renew at such rates.

8.	In comment number 2 of your response letter dated August 20, 2008, you
indicated that revenue from arrangements accounted for under SOP 81-1 would
be allocated to software and services on your Consolidated Statement of
Operations based on a "vendor specific objective evidence methodology." You
also indicated that in future filings you would disclose this allocation
methodology in your MD&A, Critical Accounting Policies and footnotes. We
note that you do not appear to provide disclosure of your allocation methodology
in your current Form 10-K. Please tell us how your current disclosures reflect the
assertion made in your August 20, 2008 letter.

Item 9A. Controls and Procedures

Changes in Internal Control Over Financial Reporting, page 88

9.	We note that you have provided the disclosure required by Item 308(c) of
Regulation S-K with respect to your "most recent fiscal quarter." Please confirm
that in future filings on Form 10-K, you will provide the required disclosure with
respect to changes in your internal control over financial reporting that occurred
in the "fourth fiscal quarter."

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by
Reference from Definitive Proxy Statement Filed August 27, 2009)

10.	It appears that you have not disclosed the business experience of two named
executive officers, Laurie A.S. McGraw and R.L. (Vern) Davenport, as required
by Item 401(e) of Regulation S-K. Please advise. Also tell us why you have not
filed or incorporated by reference an employment agreement for Mr. Davenport as
an exhibit to the filing pursuant to Item 601(b)(10)(iii) of Regulation S-K.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy
Statement Filed August 27, 2009)

11.	You state that the Executive Management Bonus Plan provided that 20% of the
cash bonus was based on individual objectives and that individual awards under
the Cash Incentive Plan was based, in part, on the achievement of personal
objectives, but do not discuss those individual and personal objectives. For each
of the named executive officers, confirm that you will explain and analyze how
individual performance contributed to actual compensation for the named
executive officer in future filings. See Item 402(b)(2)(vii) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended August 31, 2009

Item 4. Controls and Procedures

Evaluation of disclosure controls and procedures, page 22

12.   You state that the Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are "adequate and effective." Item 307 of Regulation S-K only requires you to assess the effectiveness of your disclosure controls and procedures. Accordingly, please remove your conclusion of adequacy from your disclosure in future filings to establish clearly management's conclusion as to the effectiveness of your disclosure controls and procedures.

Forms 8-K Filed July 20, 2009 and September 29, 2009

13.   We note your disclosure of non-GAAP revenue and non-GAAP net income. These non-GAAP measures include adjustments to add back legacy Allscript's revenue and deferred revenue that was written down as a result of purchase accounting adjustments while also deducting expenses incurred from the acquisition. This appears to result in non-GAAP revenue and non-GAAP net income amounts that include revenue adjustments aimed at comparing future post acquisition periods and expense adjustments aimed at comparing post-acquisition periods to pre-acquisition periods. Please explain, in greater detail, how the Company uses this non-GAAP information in conducting and evaluating your business and why the Company believes this information is useful to investors. In addition, please consider providing expanded disclosure regarding the material limitations associated with using such non-GAAP financial measures, particularly considering the nature of your adjustments. See Question 8 from Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. Please provide supplemental disclosures that you intend to include in your future Forms 8-K to address these concerns.

14.   Your disclosures indicate that the non-GAAP measures "facilitate comparisons to [y]our historical operating results." Please explain your basis for this statement. In this regard, we note that your historical results did not include revenues or the results of operations of legacy Allscripts until the merger date.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Staff Attorney, at (202) 551-3453 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief